SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                              (Amendment No. __)(1)

                          ADRENALIN INTERACTIVE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.03 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   007246200
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 July 12, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_| Rule 13d-1 (b)
      |X| Rule 13d-1 (c)
      |_| Rule 13d-1 (d)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 007246200               SCHEDULE 13G
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Escalade Investors LLC
      52-2180014
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  5     SOLE VOTING POWER

                        0
                  --------------------------------------------------------------
  NUMBER OF       6     SHARED VOTING POWER
    SHARES
 BENEFICIALLY           322,580 (see Note A)
   OWNED BY       --------------------------------------------------------------
     EACH         7     SOLE DISPOSITIVE POWER
  REPORTING
    PERSON              0
     WITH         --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER

                        322,580 (see Note A)
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      322,580 (see Note A)
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*


--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.1% (see Note A)
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 007246200               SCHEDULE 13G
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      WEC Asset Management LLC
      52-2146721
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  5     SOLE VOTING POWER

                        0
                  --------------------------------------------------------------
  NUMBER OF       6     SHARED VOTING POWER
    SHARES
 BENEFICIALLY           322,580 (see Note A)
   OWNED BY       --------------------------------------------------------------
     EACH         7     SOLE DISPOSITIVE POWER
  REPORTING
    PERSON              0
     WITH         --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER

                        322,580 (see Note A)
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      322,580 (see Note A)
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*


--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.1% (see Note A)
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1      (a)   NAME OF ISSUER

                  ADRENALIN INTERACTIVE, INC.

            (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  3501 Beethoven Street
                  Los Angeles, CA 90066-7047

ITEM 2      (a)   NAME OF PERSON FILING

                  This statement is filed by

                        Escalade Investors LLC
                        WEC Asset Management LLC, with respect to the shares
                              beneficially owned by Escalade Investors LLC

                  The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons."

            (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                  RESIDENCE

                  The address of the principal business office of each Reporting Person is:

                  Escalade Investors LLC
                  c/o WEC Asset Management LLC
                  One World Trade Center
                  Suite 4563
                  New York, NY 10046

                  WEC Asset Management LLC
                  One World Trade Center
                  Suite 4563
                  New York, NY 10046

            (c)   CITIZENSHIP

                  Escalade Investors LLC is a limited liability company organized under the laws of the State of Delaware.
                  WEC Asset Management LLC is a limited liability company organized under the laws of the State of Delaware.

            (d)   TITLE OF CLASS OF SECURITIES

                  Common Stock, $.03 par value

            (e)   CUSIP NUMBER

                  007246200

ITEM 3 If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

      (a)   |_| Broker or dealer registered under section 15 of the Act

      (b)   |_| Bank as defined in section 3(a)(6) of the Act

      (c)   |_| Insurance company as defined in section 3(a)(19) of the Act

      (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940

      (e)   |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

      (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

      (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

      (h) |_| A savings association as defined in section 3(b) of the Federal Deposit Insurance Act

      (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

      (j)   |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

      If this statement is filed pursuant to Rule 13d-1(c), check this box |X|

ITEM 4      OWNERSHIP

      1.    Escalade Investors LLC

      (a)   Amount beneficially owned:

            322,580 (see Note A)

      (b)   Percent of class:

            9.1% (see Note A)

      (c)   Number of shares as to which the person has:

            (i) Sole power to vote or to direct the vote: 0

            (ii) Shared power to vote or to direct the vote: 322,580 (see
            Note A)

            (iii) Sole power to dispose or to direct the disposition of: 0

            (iv) Shared power to dispose or to direct the disposition of:
            322,580 (see Note A)

      2.    WEC Asset Management LLC

      (a)   Amount beneficially owned:

            322,580 (see Note A)

      (b)   Percent of class:

            9.1% (see Note A)

      (c)   Number of shares as to which the person has:

            (i) Sole power to vote or to direct the vote: 0

            (ii) Shared power to vote or to direct the vote: 322,580 (see
            Note A)

            (iii) Sole power to dispose or to direct the disposition of: 0

            (iv) Shared power to dispose or to direct the disposition of:
            322,580 (see Note A)

ITEM 5      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            See Note A

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            N/A

ITEM 8      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            N/A

ITEM 9      NOTICE OF DISSOLUTION OF GROUP

            N/A

ITEM 10     CERTIFICATION

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    September 14, 1999
                                          -------------------------------------
                                                          (Date)


                                          ESCALADE INVESTORS LLC
                                          By: WEC Asset Management LLC, Manager

                                          By: /s/ Ethan Benovitz
                                              ---------------------------------
                                                  Name:  Ethan Benovitz
                                                  Title: Managing Director


                                          WEC ASSET MANAGEMENT LLC

                                          By: /s/ Ethan Benovitz
                                              ---------------------------------
                                                  Name:  Ethan Benovitz
                                                  Title: Managing Director

                             JOINT FILING AGREEMENT

      Each of the undersigned hereby agrees that the Schedule 13G filed herewith is filed jointly pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, on behalf of each of them.

Dated: September 14 , 1999


                                          ESCALADE INVESTORS LLC
                                          By: WEC Asset Management LLC, Manager

                                          By: /s/ Ethan Benovitz
                                              ---------------------------------
                                                  Name:  Ethan Benovitz
                                                  Title: Managing Director


                                          WEC ASSET MANAGEMENT LLC

                                          By: /s/ Ethan Benovitz
                                              ---------------------------------
                                                  Name:  Ethan Benovitz
                                                  Title: Managing Director

                                     NOTE A

This Form 13G represents ownership by Escalade Investors LLC of 293,255 shares of the Common Stock of the Issuer (8.3%).

Escalade Investors LLC also holds Warrants to purchase 29,325 shares of the Issuer's Common Stock (0.8%).

The aggregate of the shares owned and the shares which might be acquired on exercise of the Warrants is 322,580 (9.1%).

WEC Asset Management LLC, the manager of Escalade Investors LLC, shares the power to dispose of and the power to vote the shares of Common Stock of the Issuer beneficially owned by Escalade Investors LLC and, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is deemed to be a beneficial owner of such interests for purposes of this filing. However, WEC Asset Management LLC disclaims beneficial ownership of these shares. The managing directors of WEC Asset Management LLC are Ethan Benovitz, Daniel Saks and Mark Nordlicht.

The Reporting Persons hereby incorporate by reference the Report on Form 8-K filed by the Issuer on July 13, 1999 (including the exhibits thereto) for a description of the rights and obligations of the Reporting Persons to acquire or purchase additional shares of the Issuer's Common Stock.

The Reporting Persons disclaim any beneficial interest in or voting rights in the shares of Common Stock of the Issuer held by or issuable upon the exercise of any conversion or other rights held by any other holder of shares or such rights of the Issuer.